UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

SEC FILE NUMBER 000-53141

CUSIP NUMBER 268128105

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: September 30, 2012

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FIFTH SEASON INTERNATIONAL, INC.
Full Name of Registrant

N/A
Former Name if Applicable

C-22, Shimao Plaza, 9 Fuhong Lu
Address of Principal Executive Office (Street and Number)

Futian District, Shenzhen 518033, People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense due to the fact that it has not completed the process of preparing and integrating operating information into statements for the fiscal quarter ended September 30, 2012. The Registrant is unable to complete its preparation and filing process primarily due to disruption in the operations of the Registrant's independent auditors caused by Hurricane Sandy and its aftermath. The Registrant anticipates that it will file its Form 10-Q on or before November 21, 2012 in reliance on the Commission's conditional order (Release No. 68224) with respect to companies affected by Hurricane Sandy.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Shaoping Lu (CEO)	86 755	8367 9378
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [           ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[           ] Yes [ x ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FIFTH SEASON INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2012	By:	/s/ Shaoping Lu
Shaoping Lu
	Title:	Chief Executive Officer